Exhibit 2.1

Execution Copy

__________________________________________________________________________________________________________________________

AGREEMENT AND PLAN OF MERGER

by and among

FOUNDATION HOLDINGS, INC.,

FOUNDATION MERGER SUB, INC.

and

CERIDIAN CORPORATION

Dated as of May 30, 2007

__________________________________________________________________________________________________________________________

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EXHIBITS

Exhibit A – Certificate of Incorporation
Exhibit B – By-Laws

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     AGREEMENT AND PLAN OF MERGER, dated as of May 30, 2007 (the “Agreement”), among Foundation Holdings, Inc., a Delaware corporation (“Parent”), Foundation Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Ceridian Corporation, a Delaware corporation (the “Company”).

W I T N E S S E T H :

     WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

     WHEREAS, the Board of Directors of the Company has unanimously (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend adoption of this Agreement by the shareholders of the Company.

     WHEREAS, the Boards of Directors of Parent and Merger Sub have approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement.

     WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

     WHEREAS, concurrently with the execution of this Agreement, Parent and Merger Sub have delivered to the Company the Limited Guarantee of each of the Fidelity National Financial, Inc. and Thomas H. Lee Equity Fund VI, L.P. pursuant to which they agree to guarantee the obligations of Parent and Merger Sub under Section 7.2(c), subject to the terms and conditions in the Limited Guarantees.

     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

THE MERGER

     Section 1.1      The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time (as hereinafter defined), Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”).

     Section 1.2      Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 10:00 a.m., local time, on a date to be specified by the parties (the “Closing Date”) which shall be no later than the fifth business day after the satisfaction or waiver (to the extent permitted by applicable Law (as hereinafter defined)) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing; provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VI hereof, Parent shall not be required to effect the Closing until the earliest of (a) a date during the Marketing Period specified by Parent on no less than three (3) business days’ written notice to the Company, (b) the third business day following the final day of the Marketing Period and (c) the End Date (as it may be extended). For the avoidance of doubt, subject to the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), Parent may elect upon not less than two (2) business days’ written notice to the Company to cause the Closing to occur earlier than the date determined by the proviso in the immediately preceding sentence.

     Section 1.3      Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Merger Sub in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

     Section 1.4      Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

     Section 1.5      Certificate of Incorporation and By-laws of the Surviving Corporation. Subject to Section 5.9, at the Effective Time, (a) the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as the form of Certificate of Incorporation attached hereto as Exhibit A, and (b) the bylaws of the Surviving Corporation shall be amended so as to read in their entirety as the bylaws of the Company as in effect immediately prior to the Effective Time, in the form attached hereto as Exhibit B, until thereafter amended in accordance with applicable Law.

     Section 1.6      Directors. Subject to applicable Law, the directors of Merger Sub as of the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

     Section 1.7      Officers. The officers of the Company as of the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

     Section 2.1      Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

     (a)      Conversion of Company Common Stock. Each share of Common Stock, par value $.01 per share, of the Company outstanding immediately prior to the Effective Time (such shares, collectively, “Company Common Stock,” and each, a “Share”), other than (i) Shares to be cancelled pursuant to Section 2.1(b) and (ii) Dissenting Shares (as hereinafter defined), shall be converted automatically into and shall thereafter represent the right to receive $36.00 in cash (the “Merger Consideration”). All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1 shall be automatically cancelled and shall cease to exist, and the holders of certificates which immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration.

     (b)      Cancellation of Company Common Stock. Each Share that is owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time or held in the Company’s treasury immediately prior to the Effective Time (in each case, other than any such Shares held on behalf of third parties) (the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

     (c)      Conversion of Merger Sub Common Stock. Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

     (d)      Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary, if required by the DGCL (but only to the extent required thereby), Shares that are issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares)

and that are held by holders of such Shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares will be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 262 unless and until any such holder fails to perfect or effectively waives, withdraws or loses its rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively waives, withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, and the Surviving Corporation shall remain liable for payment of the Merger Consideration for such Shares. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company will give Parent (i) notice of any demands received by the Company for appraisals of Shares and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to such notices and demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle any such demands.

     (e)      Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution is declared with a record date during such period, the Merger Consideration shall be equitably adjusted to reflect such change.

     Section 2.2      Exchange of Certificates.

     (a)      Paying Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited (including by requesting the Company to deposit unrestricted cash at Closing substantially as contemplated by Parent’s financing plan previously provided to the Company, which the Company hereby agrees to do to the extent legally permitted), with a U.S. bank or trust company that shall be appointed by Parent to act as a paying agent hereunder and approved in advance by the Company in writing, such approval not be unreasonably withheld (and pursuant to an agreement in form and substance reasonably acceptable to Parent and the Company) (the “Paying Agent”), in trust for the benefit of holders of the Shares, the Company Stock Options (as hereinafter defined) and the Company Stock-Based Awards (as hereinafter defined), cash in U.S. dollars sufficient to pay (i) the aggregate Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than the Cancelled Shares), payable upon due surrender of the certificates that immediately prior to the Effective Time represented Shares (“Certificates”) (or effective affidavits of loss in lieu thereof) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to the provisions of this Article II, and (ii) the Option and Stock-Based Consideration (as hereinafter defined) payable pursuant to Section 5.5 (such cash referred to in subsections (a)(i) and (a)(ii) being hereinafter referred to as the “Exchange Fund”).

     (b)      Payment Procedures.

               (i)          As soon as reasonably practicable after the Effective Time and in any event not later than the second business day following the Effective Time (or, in the case of clause (y) below, not later than the date the first payroll checks are paid to employees of the Surviving Corporation following the Effective Time), (x) the Paying Agent shall mail to each holder of record of Shares whose Shares were converted into the Merger Consideration pursuant to Section 2.1, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other customary provisions as Parent and the Company may mutually agree), and (B) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration and (y) the Paying Agent or the Surviving Corporation shall pay to each holder of a Company Stock Option or a Company Stock-Based Award the amount due and payable to such holder pursuant to Section 5.5 hereof in respect of such Company Stock Option or Company Stock-Based Award.

               (ii)         Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor a check in an amount equal to the product of (x) the number of Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares multiplied by (y) the Merger Consideration. No interest will be paid or accrued on any amount payable upon due surrender of Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes (as hereinafter defined) have been paid or are not applicable.

               (iii)        The Paying Agent shall, at the Surviving Corporation’s request, deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Shares or holder of Company Stock Options or Company Stock-Based Awards, such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986 (the “Code”) or any provision of U.S. state or local Tax Law with respect to the making of such payment, and pay such amounts to the Surviving Corporation for payment over to the applicable Governmental Entity (as hereinafter defined). To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or holder of the Company Stock Options or Company Stock-Based Awards, in respect of which such deduction and withholding were made.

     (c)      Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or Parent for transfer, they shall be cancelled and exchanged for a check in the proper amount pursuant to this Article II.

     (d)      Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares one year after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any former holders of Shares who have not surrendered their Shares in accordance with this Section 2.2 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their shares.

     (e)      No Liability. Notwithstanding anything herein to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

     (f)       Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to (i) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof and having maturities of not more than one month from the date of investment or (ii) money market mutual or similar funds having assets in excess of $1,000,000,000. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation upon demand.

     (g)      Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent, the posting by such person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as disclosed in the Company SEC Documents (as hereinafter defined) filed prior to the date hereof, to the extent the relevance of the disclosure is readily apparent and excluding any disclosures included in any such SEC Document that are predictive or cautionary in nature, or in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

     Section 3.1      Qualification, Organization, Subsidiaries, etc. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, individually or in the aggregate, a Company Material Adverse Effect. As used in this Agreement, any reference to any facts, circumstances, events or changes having a “Company Material Adverse Effect” means such facts, circumstances, events or changes that are or are reasonably likely to be materially adverse to (A) the business, financial condition, assets, liabilities or continuing operations of the Company and its Subsidiaries, taken as a whole, but shall not include (a) facts, circumstances, events or changes resulting from (i) changes in general economic or political conditions or the securities, credit or financial markets in general, (ii) general changes or developments in the industries in which the Company and its Subsidiaries operate, including general changes in law or regulation across such industries, (iii) the announcement of this Agreement, (iv) the identity of Parent or any of its affiliates as the acquiror of the Company, (v) the taking of any action required by this Agreement, (vi) any acts of terrorism or war, (vii) changes in generally accepted accounting principles or the interpretation thereof, or (viii) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the transactions contemplated hereby, except, in the case of the foregoing clauses (i), (ii), (vi) and (vii), to the extent such changes or developments referred to therein have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other companies in the industries and in the geographic markets in which the Company conducts its businesses after taking into account the size of the Company relative to such other companies, or (b) any decline in the stock price of the Company Common Stock on the New York Stock Exchange (provided that the underlying causes of such decline may, to the extent applicable, be considered in determining whether there is a Company Material Adverse Effect) or (B) the Company’s ability to perform its obligations under this Agreement or consummate the Merger prior to the End Date. For the avoidance of doubt, the Company’s failure to meet internal or published projections, forecasts or revenue or earnings predictions for any period shall not in and of itself constitute a Company Material Adverse Effect, but the underlying causes of such failure shall, to the extent applicable, be considered in determining whether there is a Company Material Adverse Effect. The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Company’s amended and restated certificate of incorporation and by-laws, each as amended through the date hereof.

     Section 3.2      Capital Stock.

     (a)      The authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock and 750,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”), of which 50,000 shares are designated as Series A Junior Participating Preferred Stock. As of May 24, 2007, (i) 143,565,452 shares of Company Common Stock were issued and outstanding, (ii) 8,012,194 shares of Company Common Stock were held in treasury (including 35,370 shares of Company Common Stock reserved to be distributed in connection with the Company Deferred Compensation Plan), (iii) 10,258,070 shares of Company Common Stock were reserved for issuance under the employee and director stock plans of the Company (the “Company Stock Plans”) and (iv) no shares of Company

Preferred Stock were issued and outstanding. All outstanding shares of Company Common Stock, and all shares of Company Common Stock reserved for issuance as noted in clause (iii), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

     (b)      Except as set forth in subsection (a) above, the Company does not have any shares of its capital stock issued or outstanding other than shares of Company Common Stock that have become outstanding after May 24, 2007, which were reserved for issuance as of May 24, 2007 as set forth in subsection (a) above pursuant to Company Stock Options and Company Stock-Based Awards (each as hereinafter defined) granted as of May 24, 2007. Included in Section 3.2(b) of the Company Disclosure Schedule is a correct and complete list, as of May 24, 2007, of all outstanding options or other rights to purchase or receive shares of Company Common Stock and Stock Awards granted under the Company Stock Plans or otherwise, and, for each such option or other right, the number of shares of Company Common Stock subject thereto, the exercise price thereof and the name of the holder thereof. Except as disclosed in Section 3.2(b) of the Company Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of the Company’s Subsidiaries is a party obligating the Company or any of the Company’s Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests, or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary. Except for the issuance of shares of Company Common Stock that were reserved for issuance pursuant to Company Stock Options or Company Stock-Based Awards granted as of May 24, 2007 or otherwise set forth in Section 3.2(b) of the Company Disclosure Schedule, from May 24, 2007 to the date hereof, the Company has not issued, sold, repurchased, redeemed or otherwise acquired any Company Common Stock, and its Board of Directors have not authorized any of the foregoing. From December 31, 2006 to the date hereof, the Company has not declared or paid any dividend or distribution in respect of the Company Common Stock.

     (c)      Except for awards to acquire or receive shares of Company Common Stock under any equity incentive plan of the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

     (d)      There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

     Section 3.3      Corporate Authority Relative to This Agreement; No Violation.

     (a)      The Company has requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Shareholder Approval (as hereinafter defined), to consummate the transactions contemplated hereby. The Board of Directors of the Company at a duly held meeting has unanimously (i) determined that it is in the best interests of the Company and its shareholders (other than holders of Shares that are affiliates of Parent), and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved, subject to Section 5.3, to recommend that the shareholders of the Company approve the adoption of this Agreement (the “Recommendation”) and directed that such matter be submitted for consideration of the shareholders of the Company at the Company Meeting (as hereinafter defined). Except for the Company Shareholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

     (b)      The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any United States or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”), other than (i) the filing of the Certificate of Merger, (ii) compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and any other antitrust, competition or similar laws of any foreign jurisdiction, (iii) compliance with the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), including the filing of the Proxy Statement (as hereinafter defined), (iv) compliance with the rules and regulations of the New York Stock Exchange, (v) compliance with any applicable foreign or state securities or blue sky laws, and (vi) the other consents and/or notices set forth on Section 3.3(b) of the Company Disclosure Schedule (collectively, clauses (i) through (vi), the “Company Approvals”), and other than any other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) individually or in the aggregate, have a Company Material Adverse Effect (the definition of which, for the purposes of this Section 3.3(b) and for purposes of Section 6.3(a)(iii) as it relates to this Section 3.3(b), shall be interpreted so that facts or changes resulting from the consummation of the transactions contemplated by this Agreement shall not be excluded from the definition of Company Material Adverse Effect pursuant to clause (a)(v) thereof) or (B) prevent or materially delay the consummation of the Merger.

     (c)      The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of the Company or any of its Subsidiaries, (ii) assuming compliance with the matters referenced in Section 3.3(b) and the receipt of the Company Shareholder Approval, contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (iii) assuming compliance with the matters referenced in Section 3.3(b), result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of the Company’s Subsidiaries or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”), other than any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due or being contested in good faith, provided adequate accruals or reserves have been established in accordance with GAAP, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) which is disclosed on the most recent consolidated balance sheet of the Company included in the Company SEC Documents (or notes thereto or securing liabilities reflected on such balance sheet) or (D) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company (each of the foregoing, a “Permitted Lien”), upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Company Material Adverse Effect (the definition of which, for the purposes of this Section 3.3(c) and for purposes of Section 6.3(a)(iii) as it relates to this Section 3.3(c), shall be interpreted so that facts or changes resulting from the consummation of the transactions contemplated by this Agreement shall not be excluded from the definition of Company Material Adverse Effect pursuant to clause (a)(v) thereof).

     Section 3.4      Reports and Financial Statements.

     (a)      The Company has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2005 (such documents and reports, together with any reports filed by the Company with the SEC on a voluntary basis on Form 8-K, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Documents complied, and all documents and reports required to be filed or furnished after the date hereof and prior to the Effective Date by the Company (together with any reports filed by the Company with the SEC on a voluntary basis on Form 8-K, the “New Company SEC Documents”) with the SEC will be filed on a timely basis and will comply, in all material respects with the requirements of the Securities Act of 1933 and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained, and none of the New Company SEC Documents will contain, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received by the Company from the

SEC staff with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or investigation.

     (b)      The consolidated financial statements of the Company included in the Company SEC Documents and the New Company SEC Documents (including all related notes and schedules, where applicable) comply and will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto, none of which has been or will be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole) in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

     Section 3.5      Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2006, and such assessment concluded that as of December 31, 2006 such controls were effective. From December 31, 2004 to the date hereof, neither the Company nor any of its Subsidiaries nor to the knowledge of the Company any of their respective directors, officers, employees, auditors or accountants has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company.

     Section 3.6      No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the

Company SEC Documents, (b) as expressly permitted or contemplated by this Agreement, (c) for liabilities and obligations incurred in the ordinary course of business since March 31, 2007 and (d) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business, as of the date hereof, neither the Company nor any Subsidiary of the Company has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (or in the notes thereto).

     Section 3.7      Compliance with Law; Permits.

     (a)      The Company and each of the Company’s Subsidiaries are in material compliance with and are not in any material respect in default under or in violation of any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement or any other legal requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”). Notwithstanding anything contained in this Section 3.7(a), no representation or warranty shall be deemed to be made in this Section 3.7(a) in respect of the matters referenced in Section 3.4 or 3.5, or in respect of environmental, Tax, employee benefits or labor Law matters, each of which matters is addressed by other sections of this Agreement.

     (b)      The Company and the Company’s Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company and the Company’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”). All Company Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 3.8      Environmental Laws and Regulations.

     (a)      Except as would not, individually or in the aggregate, reasonably be expected to result in the Company and its Subsidiaries incurring material liabilities under Environmental Laws, (i) the Company and its Subsidiaries and their respective businesses are in and have been in compliance with all applicable Environmental Laws (as hereinafter defined), which compliance included obtaining, maintaining and complying with all Permits required under Environmental Laws for the operation of the Company and any of its Subsidiaries and their respective businesses, (ii) none of the properties owned or leased by the Company or any of its Subsidiaries contains any Hazardous Substance (as hereinafter defined) as a result of any activity of the Company or any of its Subsidiaries in amounts exceeding the levels permitted by applicable Environmental Laws and, to the knowledge of the Company, none of the properties owned or leased by the Company or any of its Subsidiaries contains any Hazardous Substances in amounts exceeding the levels permitted by applicable Environmental Laws, (iii) from December 31, 2005 to the date hereof, neither the Company nor any of its Subsidiaries has received any notices, claims, demand letters or requests for information or other written communication from any federal, state, local or foreign Governmental Entity or any other person indicating that the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of its businesses or any real property currently or formerly owned or leased by the company or any of its Subsidiaries (collectively, “Environmental Claims”) and, to the knowledge of the Company, no Environmental Claims have been threatened, (iv) to the knowledge of the Company, no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, or in a manner giving rise to any liability under Environmental Law, from any properties owned by the Company or any of its Subsidiaries as a result of any activity of the Company or any of its Subsidiaries during the time such properties were owned, leased or operated by the Company or any of its Subsidiaries, (v) neither the Company, its Subsidiaries nor any of their respective current or former properties are subject to any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or written claim asserted or arising under any Environmental Law and (vi) the Company has made available to the Parent copies of all material environmental assessments, audits, investigations or similar reports relating to the environment or Hazardous Substances as well as any material correspondence related to any pending or threatened Environmental Claim, to the extent in the possession, custody or control of the Company. It is agreed and understood that except with respect to Section 3.6, no representation or warranty is made in respect of environmental matters in any Section of this Agreement other than this Section 3.8.

     (b)      As used herein, “Environmental Law” means any Law (including common law) relating to (x) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the date hereof.

     (c)      As used herein, “Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive, or dangerous, or as a pollutant or contaminant or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any Governmental Entity or any Environmental Law including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

     Section 3.9      Employee Benefit Plans.

     (a)      Section 3.9(a)(i) of the Company Disclosure Schedule lists all material Company Benefit Plans. “Company Benefit Plans” means all employee or director benefit plans, programs, policies, agreements or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), any employment, individual consulting or other compensation agreements and any bonus, incentive, equity or equity-based compensation, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control, salary continuation, health or life insurance or fringe benefit plan, program or agreement, in each case that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of the Company or its Subsidiaries or to which the Company or any of its Subsidiaries has any obligation or liability (contingent or otherwise); provided, however, that Company Benefit Plans shall not include any Company Foreign Plan. For purposes of this Agreement, the term “Company Foreign Plan” shall refer to each material plan, program or contract that is subject to or governed by the laws of any jurisdiction other than the United States, and which would have been treated as a Company Benefit Plan had it been a United States plan, program or contract. Section 3.9(a)(ii) of the Company Disclosure Schedule lists all Company Foreign Plans with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any material liabilities.

     (b)      The Company has heretofore made available to Parent true and complete copies of each of the material Company Benefit Plans and Company Foreign Plans and certain related documents, including, but not limited to, (i) each writing constituting a part of such Company Benefit Plan or Company Foreign Plan, including all amendments thereto; (ii) the three most recent Annual Reports (Form 5500 Series) or other annual report, as applicable, and accompanying schedules, if any; (iii) the most recent determination letter from the IRS (if applicable) for such Company Benefit Plan; (iv) the most recent actuarial report, if any; (v) the most recent summary plan descriptions; and (vi) written summaries of all non-written Company Benefit Plans or Company Foreign Plans.

     (c)      Except as would not, individually or in the aggregate, reasonably be expected to result in the Company and its Subsidiaries taken as a whole incurring material liabilities under applicable Law, (i) each material Company Benefit Plan has been maintained and administered in compliance in all material respects with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto and (ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified, and there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan. With respect to each Company Benefit Plan that is subject to Title IV of ERISA, the present value of the accrued benefits under such Company Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared for such Company Benefit Plan’s actuary with respect to such Company Benefit Plan, did not, as of its latest valuation date, materially exceed the then current value of the assets of such Company Benefit Plan allocable to such accrued benefits. No Company Benefit Plan provides a material amount of health benefit coverage (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law and at the expense of the employee or the employee’s beneficiary. No material liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries or any ERISA Affiliate of the Company that has not been satisfied in full (other than with respect to amounts not yet due), and no condition exists that presents a risk to the Company, its Subsidiaries or any ERISA Affiliate of the Company of incurring a material liability thereunder. No Company Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. All material contributions or other material amounts payable by the Company or its Subsidiaries as of the date hereof with respect to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP and no material accumulated funding deficiencies exist with respect to any of the Company Benefit Plans subject to Title IV of ERISA or Section 412 of the Code. Neither the Company nor its Subsidiaries has engaged in a transaction in connection with which the Company or its Subsidiaries reasonably could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code. There are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans, Company Foreign Plans or any trusts related thereto, which could reasonably be expected to result in material liability to the Company and its Subsidiaries taken as a whole. “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business (whether or not incorporated) that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

     (d)      The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement or as required by applicable Law, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, consultant or officer, except as expressly provided in this Agreement.

     (e)      Except as would not, individually or in the aggregate, reasonably be expected to result in the Company and its Subsidiaries taken as a whole incurring material liabilities under applicable Law, all Company Foreign Plans (i) have been maintained in accordance with their terms and all applicable Laws and requirements, (ii) if they are intended to qualify for special Tax treatment meet all material requirements for such treatment, and (iii) if they are required to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions and in accordance with applicable Law.

     Section 3.10    Absence of Certain Changes or Events.

     (a)      Since December 31, 2006, except as otherwise contemplated or required by this Agreement, the businesses of the Company and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business consistent with past practice, and there has not been any event, development or state of circumstances that has had, individually or in the aggregate, a Company Material Adverse Effect.

     (b)      Since December 31, 2006, neither the Company nor any of its Subsidiaries has taken any action described in Section 5.1(b)(i), Section 5.1(b)(iii), or Section 5.1(b)(iv) hereof that if taken after the date hereof and prior to the Effective Time without the prior written consent of Parent would violate such provision.

     Section 3.11    Investigations; Litigation. As of the date hereof, (a) there is no investigation or review pending (or, to the knowledge of the Company, threatened) by any

Governmental Entity with respect to the Company or any of the Company’s Subsidiaries, and (b) there are no material actions, suits, inquiries, investigations or proceedings pending (or, to the knowledge of the Company, threatened) against or affecting (including, without limitation, by placing restrictions on the actions of the Company or any of the Company’s Subsidiaries) the Company or any of the Company’s Subsidiaries, or any of their respective properties at law or in equity before, and there are no material orders, judgments or decrees of, or before, any Governmental Entity.

     Section 3.12    Proxy Statement; Other Information. The proxy statement (including the letter to shareholders, notice of meeting and form of proxy, the “Proxy Statement”) to be filed by the Company with the SEC in connection with seeking the adoption of this Agreement by the shareholders of the Company will not, at the time it is filed with the SEC, or at the time it is first mailed to the shareholders of the Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company will cause the Proxy Statement to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto as of the date of such filing. No representation is made by the Company with respect to statements made in the Proxy Statement based on information supplied, or required to be supplied, by Parent, Merger Sub or any of their affiliates or advisors specifically for inclusion or incorporation by reference therein.

     Section 3.13    Rights Plan. The Board of Directors of the Company has resolved to, and the Company after the execution of this Agreement will, take all action necessary to (a) render the rights to purchase shares of Series A Junior Participating Preferred Stock of the Company, issued pursuant to the terms of the Rights Agreement, dated as of November 6, 2001, as amended, between the Company and The Bank of New York, as Rights Agent (the “Rights Agreement”), inapplicable to the Merger and the execution and operation of this Agreement and (b) provide that the Expiration Date (as defined in said Rights Agreement) shall occur immediately prior to the Effective Time.

     Section 3.14    Tax Matters.

     (a)      Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) except to the extent reflected as deferred taxes in the Company's financial statements, the Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate, (ii) the Company and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them, except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP, (iii) all Tax Returns of the Company and each of its Subsidiaries for all periods ending on or before December 31 2001 have been examined by the relevant taxing authority (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired), (iv) there are no pending or, to the knowledge of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Tax matters, (v) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens, (vi) none of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law), (vii) the Company and each of its Subsidiaries have withheld and paid all amounts of Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, (viii) neither the Company nor any of its Subsidiaries is a party to or has any obligation under any Tax sharing, Tax indemnity or Tax allocation agreement or similar contract or arrangement, (ix) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2), and (x) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (C) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law), (D) installment sale or open transaction disposition made on or prior to the Closing Date, or (E) prepaid amount received on or prior to the Closing Date.

     (b)      For purposes of Section 3.14(a), any reference to the Company or a Subsidiary shall be deemed to include any person which merged or was liquidated into such entity.

     (c)      As used in this Agreement, (i) “Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, or net worth, and taxes in the nature of excise, withholding, ad valorem or value added, and any liability for the foregoing payable by reason of contract, assumption, operation of Law, Treasury Regulation Section 1.1502-6 (or any predecessor or successor thereof of any analogous or similar provision under Law) or otherwise, and (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes. It is agreed and understood that no representation or warranty is made in respect of Tax matters in any Section of this Agreement other than this Section 3.14 and Section 3.9.

     Section 3.15    Labor Matters. Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. Neither the Company nor any of its Subsidiaries is subject to a material strike or work stoppage nor to any labor dispute except, in the case of a labor dispute, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, there are no material organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its Subsidiaries.

     Section 3.16    Intellectual Property. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Subsidiary of the Company solely owns, or is validly licensed or otherwise possesses legally enforceable rights to use, all material trademarks (including call signs), trade names, service marks, service names, assumed names, registered and unregistered copyrights, patents or applications and registrations used in their respective businesses as currently conducted (collectively, the “Intellectual Property”). All of the material Intellectual Property is valid and enforceable in all material respects. As of the date hereof, (a) there are no pending or, to the knowledge of the Company, threatened material claims by any person alleging infringement by the Company or any of its Subsidiaries for their use of the Intellectual Property of the Company or any of its Subsidiaries, (b) to the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe any intellectual property rights of any person in any material respect, (c) neither the Company nor any of its Subsidiaries has made any material claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property of the Company or any of its Subsidiaries, and (d) to the knowledge of the Company, no person is infringing any Intellectual Property of the Company or any of its Subsidiaries in any material respect. The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all trade secrets owned by the Company or any of its Subsidiaries that are material to their respective businesses. The information technology systems of the Company and its Subsidiaries, including the relevant software and hardware, are adequate for their respective businesses.

     Section 3.17    Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Greenhill & Co., LLC, dated the date of this Agreement, substantially to the effect that, as of such date, and subject to the limitations and assumptions set forth therein, the Merger Consideration to be received by the holders of shares of Company Common Stock (other than affiliates of, or holders of beneficial interests in, Parent or Merger Sub) pursuant to this Agreement is fair, from a financial point of view, to such holders.

     Section 3.18    Required Vote of the Company Shareholders. Subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.9, the affirmative vote of the holders of outstanding shares of Company Common Stock representing at least a majority of all the votes entitled to be cast thereupon by holders of Company Common Stock is the only vote of holders of securities of the Company which is required to approve this Agreement and the Merger (the “Company Shareholder Approval”). No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (with the exception of Section 203 of the DGCL) applicable to the Company is applicable to the Merger or the other transactions contemplated hereby. The action of the Board of Directors of the Company in approving this Agreement is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL.

     Section 3.19    Material Contracts.

     (a)      Except for this Agreement, the Company Benefit Plans, as filed with the SEC or as listed on Section 3.19(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or (ii) any of the following: (A) contract that purports to limit, curtail or restrict the ability of the Company or any of its existing or future Subsidiaries or affiliates to compete in any geographic area or line of business or restrict the persons to whom the Company or any of its existing or future Subsidiaries or affiliates may sell products or deliver services, (B) loan or credit agreement, mortgage, indenture, note or other contract or instrument evidencing indebtedness for borrowed money by the Company or any of its Subsidiaries or any contract or instrument pursuant to which indebtedness for borrowed money may be incurred or is guaranteed by the Company or any of its Subsidiaries, (C) mortgage, pledge, security agreement, deed of trust or other contract granting a Lien on any material property or assets of the Company or any of its Subsidiaries, (D) customer, client or supply contract that involves consideration in fiscal year 2006 in excess of $5 million or, in the case of customer contracts, $3 million or that is reasonably likely to involve consideration in fiscal year 2007 or fiscal year 2008 in excess of $5 million or, in the case of customer contracts, $3 million, (E) contract (other than customer, client or supply contracts) that involve consideration (whether or not measured in cash) of greater than $5 million, (F) contract that restricts or otherwise limits the payment of dividends or other distributions on equity securities, (G) to the extent material to the business or financial condition of the Company and its Subsidiaries, taken as a whole, (1) product or intellectual property design or development contract, (2) license or royalty contract or (3) contract granting a right of first refusal or first negotiation or “most favored nation” status, (H) investment banker engagement or similar agreement pursuant to which any person would be entitled to payment in connection with the Merger, and (I) commitment or agreement to enter into any of the foregoing (all contracts of the type described in this Section 3.19(a) being referred to herein as “Company Material Contracts”). The Company has made available to Parent correct and complete copies of each Material Contract in existence as of the date hereof, together with any and all amendments and supplements thereto and material “side letters” and similar documentation relating thereto.

     (b)      Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Section 3.19(b) of the Company Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of each current customer of the Company or any of its Subsidiaries (A) which accounted for revenue of $500,000 or more in 2005 or 2006 and (B) which has provided notice of an intention (x) to terminate its contract(s) with the Company and/or a Company Subsidiary or (y) not to renew its contract(s) with the Company and/or a Company Subsidiary at the end of the current contract term(s).

     Section 3.20    Insurance. Section 3.20(a) of the Company Disclosure Schedule sets forth a correct and complete list of all insurance policies (including information on the premiums payable in connection therewith and the scope and amount of the coverage provided thereunder) maintained by the Company or any of its Subsidiaries (the “Policies”). The material Policies (i) have been issued by insurers which, to the knowledge of the Company, are reputable and financially sound and (ii) are in full force and effect. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Policies provide coverage for the operations conducted by the Company and its Subsidiaries of a scope and coverage consistent with customary practice in the industries in which the Company and its Subsidiaries operate. Neither the Company nor any of its Subsidiaries is in material breach or default, and neither the Company nor any of its Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or material modification, of any of the material Policies. No notice of cancellation or termination has been received by the Company with respect to any of the Policies. The consummation of the Merger will not, in and of itself, cause the revocation, cancellation or termination of any material Policy.

     Section 3.21    Finders or Brokers. Except for Greenhill & Co., L.L.C., neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Except as disclosed in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

     Section 4.1      Qualification; Organization, Subsidiaries, etc. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement (a “Parent Material Adverse Effect”). Parent has made available to the Company prior to the date of this Agreement a true and complete copy of the certificate of incorporation and by-laws or other equivalent organizational documents of Parent and Merger Sub, each as amended through the date hereof.

     Section 4.2      Corporate Authority Relative to This Agreement; No Violation.

     (a)      Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Boards of Directors of Parent and Merger Sub and by Parent, as the sole shareholder of Merger Sub, and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

     (b)      The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Merger by Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Certificate of Merger, (ii) compliance with the applicable requirements of the HSR Act and any other antitrust, competition or similar laws of any foreign jurisdiction, (iii) compliance with the applicable requirements of the Exchange Act, (iv) compliance with any applicable foreign or state securities or blue sky laws, and (v) the other consents and/or notices set forth on Section 4.2(b) of the Parent Disclosure Schedule (collectively, clauses (i) through (v), collectively, the “Parent Approvals”), and other than any other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

     (c)      The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of Parent or any of its Subsidiaries, (ii) assuming compliance with the matters referenced in Section 4.2(b), contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

     Section 4.3      Investigations; Litigation. There is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries which would have, individually or in the aggregate, a Parent Material Adverse Effect, and there are no actions, suits, inquiries, investigations or proceedings pending (or, to Parent’s knowledge, threatened) against or affecting Parent or its Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity, in each case which would have, individually or in the aggregate, a Parent Material Adverse Effect.

     Section 4.4      Proxy Statement; Other Information. None of the information provided by Parent or its Subsidiaries to be included in the Proxy Statement will, at the time it is filed with the SEC, or at the time it is first mailed to the shareholders of the Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     Section 4.5      Financing. Section 4.5 of the Parent Disclosure Schedule sets forth true, accurate and complete copies of (a) executed equity commitment letters to provide equity financing to Parent and/or Merger Sub (the “Equity Commitment Letters”), and (b) an executed debt commitment letter and related term sheets (the “Debt Commitment Letter” and together with the Equity Commitment Letters, the “Financing Commitments”) pursuant to which, and subject to the terms and conditions thereof, certain lenders have committed to provide Merger Sub with loans in the amounts described therein, the proceeds of which may be used to consummate the Merger and the other transactions contemplated hereby (the “Debt Financing” and together with the equity financing pursuant to the Equity Commitment Letters, the “Financing”). Each of the Financing Commitments, in the form so delivered, is a legal, valid and binding obligation of Parent or Merger Sub and, to Parent’s knowledge, the other parties thereto, subject to the Bankruptcy and Equity Exception. The Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended or modified in any respect, and neither Parent nor Merger Sub is in breach of any of the terms or conditions set forth therein and no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach or failure to satisfy a condition precedent set forth therein. The proceeds from the Financing will be sufficient to consummate the Merger and the other transactions contemplated hereby, including the payment by Parent and Merger Sub of the Merger Consideration, the Option and Stock-Based Consideration, any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation, and any related refinancing of indebtedness of the Company or any of its Subsidiaries. Parent or Merger Sub has paid any and all commitment or other fees required by the Financing Commitments that are due as of the date hereof, and will pay, after the date hereof, all such commitments and fees as they become due, if at all, prior to the Effective Time. There are no side letters or other agreements or arrangements (other than arrangements expressly set forth in the Financing Commitments) relating to the Financing to which Parent, Merger Sub or any of their affiliates are a party that would permit the lenders specified in the Debt Commitment Letter or the parties providing the Equity Commitment Letters to reduce their commitments or that would adversely affect the availability or timing of the Financing. The Debt Commitment Letter contains all of the conditions precedent to the obligations of the lenders thereunder to make the Debt Financing available to Parent on the terms therein, the Equity Commitment Letters contain all of the conditions precedent to the obligations of the funding party to make the equity financing thereunder available to the Parent on the terms therein, and, as of the date of this Agreement, neither Parent nor Merger Sub has knowledge that it will be unable to satisfy on a timely basis any conditions precedent to the Equity Commitment Letters or the Debt Commitment Letter.

     Section 4.6      Capitalization of Merger Sub. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of one hundred thousand (100,000) shares of common stock, par value $.01 per share, fifty thousand (50,000) of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has outstanding no option, warrant, right, or any other agreement pursuant to which any person other than Parent may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

     Section 4.7      No Vote of Parent Shareholders. No vote of the shareholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any applicable Law, the certificate of incorporation or by-laws or other equivalent organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded, in order for Parent to consummate the transactions contemplated hereby.

     Section 4.8      Finders or Brokers. Neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

     Section 4.9      Lack of Ownership of Company Common Stock. As of the date of this Agreement, neither Parent nor any of its Subsidiaries beneficially owns, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock. There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

     Section 4.10    No Additional Representations.

     (a)      Parent acknowledges that it and its Representatives (as hereinafter defined) have received access to such books and records, facilities, equipment, contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company.

     (b)      Parent acknowledges that neither the Company nor any person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent and its Representatives except as expressly set forth in Article III (which includes the Company Disclosure Schedule), and neither the Company nor any other person shall be subject to any liability to Parent or any other person resulting from the Company’s making available to Parent or Parent’s use of such information, including the presentation materials delivered to Parent, as subsequently updated, supplemented or amended (the “Company Information”), or any information, documents or material made available to Parent in the due diligence materials provided to Parent, including in the “data room,” other management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, except as expressly set forth in this Agreement, the Company makes no representation or warranty to Parent with respect to (i) the information set forth in the Company Information or (ii) any financial projection or forecast relating to the Company or any of its Subsidiaries, whether or not included in the Company Information or any management presentation.

     Section 4.11    Solvency. Immediately after giving effect to the transactions contemplated by this Agreement (including any financing in connection with the transactions contemplated hereby), assuming (x) the accuracy of the representations and warranties of the Company set forth in Article III hereof in all material respects without giving effect to any “knowledge,” materiality or “Company Material Adverse Effect” qualification or exceptions and (y) that the estimates, projections and forecasts provided by the Company to Parent prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable, (i) none of the Surviving Corporation or any of its Subsidiaries will have incurred debts beyond its ability to pay such debts as they mature or become due, the then present fair salable value of the assets of each of the Surviving Corporation and each of its Subsidiaries will exceed the amount that will be required to pay its respective probable liabilities (including the probable amount of all contingent liabilities) and its respective debts as they become absolute and matured, (ii) the assets of each of the Surviving Corporation and each of its Subsidiaries, in each case at a fair valuation, will exceed its respective debts (including the probable amount of all contingent liabilities) and (iii) none of the Surviving Corporation or any of its Subsidiaries will have unreasonably small capital to carry on its business as presently conducted or as proposed to be conducted. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub, the Company or any Subsidiary of the Company.

     Section 4.12    Absence of Arrangements with Management. Other than this Agreement and the arrangements described in Section 4.12 of the Parent Disclosure Schedule, as of the date hereof, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Merger Sub or any of their affiliates, on the one hand, and any member of the Company’s management or Board of Directors, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

ARTICLE V

COVENANTS AND AGREEMENTS

     Section 5.1      Conduct of Business by the Company and Parent.

     (a)      From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be agreed in writing by Parent, (iii) as may be contemplated or required by this Agreement, or (iv) as set forth in Section 5.1 of the Company Disclosure Schedule, the Company covenants and agrees with Parent that the business of the Company and its Subsidiaries shall be conducted in, and such entities shall not take any action except in, the ordinary course of business consistent with past practice and, to the extent consistent therewith, the Company and its Subsidiaries shall use commercially reasonable efforts to (i) preserve intact their current business organization and (ii) preserve their relationships with customers, suppliers and others having business dealings with them; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

     (b)     Subject to the exceptions contained in clauses (i) through (iv) of Section 5.1(a), the Company agrees with Parent, on behalf of itself and its Subsidiaries, that between the date hereof and the Effective Time, without the prior written consent of Parent, the Company:

               (i)          shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries);

               (ii)         shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

               (iii)        except as required by Company Benefit Plans or Company Foreign Plans, shall not, and shall not permit any of its Subsidiaries to (A) (1) increase the compensation or other benefits payable or provided to directors or executive officers of the Company or, (2) except in the ordinary course of business consistent with past practice or with respect to establishing cash compensation and benefits for any new hire, increase the compensation or other benefits payable or provided to employees who are not directors or executive officers of the Company, (B) enter into any employment, change of control, severance or retention agreement with any employee of the Company (except (1) for employment agreements terminable on less than 30 days’ notice without severance payment obligations or other penalty or (2) for severance agreements entered into with employees in the ordinary course of business consistent with past practice in connection with terminations of employment, provided no such agreement increases the amount that the Company or its Subsidiaries would be contractually obligated to pay to such employee absent such severance agreement), or (C) except as permitted pursuant to clause (B) above, establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except as would not result in a material increase in cost to the Company;

               (iv)        shall not, and shall not permit any of its Subsidiaries to, change any of its financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

               (v)         shall not, and shall not permit any of its Subsidiaries to, adopt any amendments to its certificate of incorporation or by-laws or similar applicable charter documents;

               (vi)        except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable options outstanding on the date hereof), other than (A) issuances of shares of Company Common Stock in respect of any exercise of Company Stock Options and settlement of any Company Stock-Based Awards outstanding on the date hereof, and (B) the sale of shares of Company Common Stock pursuant to the exercise of options to purchase Company Common Stock if necessary to effectuate an optionee direction upon exercise or for withholding of Taxes;

               (vii)        except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares;

               (viii)       shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), except for any (A) indebtedness for borrowed money among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness for borrowed money on materially no less favorable terms, (C) guarantees by the Company of indebtedness for borrowed money of Subsidiaries of the Company, which indebtedness is incurred in compliance with this Section 5.1(b), (D) indebtedness for borrowed money incurred pursuant to agreements in effect prior to the execution of this Agreement or the issuance of new commercial paper by the Company, in each case in the ordinary course of business consistent with past practice and (E) indebtedness for borrowed money not to exceed $5 million, plus any amounts needed by the Company to consummate the transactions set forth on Schedule 5.1 in aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries other than in accordance with clauses (A)-(D), inclusive;

               (ix)        except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any material properties or assets, including any capital stock of Subsidiaries, except (A) pursuant to existing agreements in effect prior to the execution of this Agreement or (B) as may be required by applicable Law or any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated hereby, subject to the limitations of Section 5.6(b);

               (x)         shall not, and shall not permit any of its Subsidiaries to, modify, amend, terminate or waive any rights under any Company Material Contract in any material respect in a manner which is adverse to the Company;

               (xi)        shall not, and shall not permit any of its Subsidiaries to, enter into any Company Material Contracts other than in the ordinary course of business consistent with past practice or enter into any collective bargaining agreement;

               (xii)        shall not, and shall not permit any of its Subsidiaries to, (A) make, change or revoke any material Tax election, (B) file any material amended Tax Return, (C) settle or compromise any material liability for Taxes or surrender any material claim for a refund of Taxes, other than in the case of clauses (B) and (C) hereof in respect of any Taxes that have been identified in the reserves for Taxes in the Company’s GAAP financial statements included in the Company’s SEC Documents, (D) change any accounting method, practice or policy in respect of a material amount of Taxes except as required by applicable Law, (E) prepare any Tax Returns in a manner which is not consistent in all material respects with the past practice of the Company and its Subsidiaries with respect to the treatment of items on such Tax Returns, or (F) incur any material liability for Taxes other than in the ordinary course of business (including as a result of the operation of the business in the ordinary course);

               (xiii)       shall not, and shall not permit any of its Subsidiaries to, make any capital expenditure or expenditures which (i) involves the purchase of material real property or (ii) is in excess of $500,000 individually or $5 million in the aggregate, except for any such capital expenditures provided for in the Company’s 2007 Capital Expenditure Plan previously made available to Parent;

               (xiv)       shall not, and shall not permit any of its Subsidiaries to, directly or indirectly acquire (i) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any person or division, business or equity interest of any person or (ii) except in the ordinary course of business consistent with past practice, any assets that, individually, have a purchase price in excess of $500,000 or, in the aggregate, have a purchase price in excess of $5 million;

               (xv)       shall not, and shall not permit any of its Subsidiaries to, make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any person, other than a direct or indirect wholly owned Subsidiary of the Company in the ordinary course of business;

               (xvi)      shall not, and shall not permit any of its Subsidiaries to, pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than, subject to Section 5.13, the payment, discharge, settlement or satisfaction in accordance with the terms of such material liabilities, claims or obligations reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company SEC Documents or incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

               (xvii)      shall not, and shall not permit any of its Subsidiaries to, settle or compromise any litigation, proceeding or investigation material to the Company and its Subsidiaries taken as a whole (this covenant being in addition to the Company’s agreement set forth in Section 5.13 hereof); and

               (xviii)     shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

     (c)      Parent agrees with the Company, on behalf of itself and its Subsidiaries, that, between the date hereof and the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to take or agree to take any action (including entering into agreements with respect to any acquisitions, mergers, consolidations or business combinations) which would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

     Section 5.2      Investigation.

     (a)      The Company shall afford to Parent and to its officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) reasonable access, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ management employees, properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws. Notwithstanding the foregoing, the Company shall not be required to afford such access if it would unreasonably disrupt the operations of the Company or any of its Subsidiaries, would cause a violation of any agreement to which the Company or any of its Subsidiaries is a party, would cause a material risk of a loss of privilege to the Company or any of its Subsidiaries or would constitute a violation of any applicable Law, nor shall Parent or any of its Representatives be permitted to perform any invasive onsite procedure (including any invasive onsite environmental study involving soil or groundwater testing) with respect to any property of the Company or any of its Subsidiaries.

     (b)      Parent hereby agrees that all information provided to it or its Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be Evaluation Material, as such term is used in, and shall be treated in accordance with, the Confidentiality Agreements, dated as of March 9, 2007 and April 3, 2007, between the Company and certain affiliates of Parent (the “Confidentiality Agreement”).

     Section 5.3      No Solicitation.

     (a)      The Company shall and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, (x) immediately cease and cause to be terminated any discussions or negotiations with any person conducted heretofore with respect to an Alternative Proposal or potential Alternative Proposal and (y) promptly (and in any event within two (2) business days after the date hereof) request the prompt return from all such persons, or the destruction by such persons, of all copies of confidential information previously provided to such persons by the Company, its Subsidiaries or their respective Representatives and shall deny access to any virtual data room containing any such information to any person (other than Parent and its Representatives). The Company agrees that neither it nor any Subsidiary of the Company shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, cause or knowingly encourage directly or indirectly (including by way of furnishing information) any inquiry with respect to, or the making, submission or announcement of, any Alternative Proposal (as hereinafter defined), (ii) subject to the provisions of Section 5.3(b) set forth below, participate in any negotiations regarding an Alternative Proposal with, or furnish any information regarding the Company or any Alternative Proposal to, any person that has made or, to the Company’s knowledge, is considering making an Alternative Proposal, or (iii) subject to the provisions of Section 5.3(b) set forth below, engage in discussions regarding an Alternative Proposal with any person that has made or, to the Company’s knowledge, is considering making an Alternative Proposal, except to notify such person as to the existence of the provisions of this Section 5.3. Without limiting the foregoing, it is understood that any action taken by Representatives of the Company or any of its Subsidiaries that would be a violation of the restrictions set forth in Section 5.3 if taken by the Company shall be deemed to be a breach of Section 5.3 by the Company.

     (b)      Notwithstanding the limitations set forth in this Section 5.3, prior to obtaining the Company Shareholder Approval (but in no event after obtaining the Company Shareholder Approval), if (A) the Company receives a bona fide written Alternative Proposal made after the date hereof which the Board of Directors of the Company determines in good faith, by resolution duly adopted (i) constitutes a Superior Proposal or (ii) is reasonably likely to result in a Superior Proposal, and (B) the Board of Directors of the Company determines in good faith, after consultation with its outside counsel, that the failure to do so would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, the Company may take the following actions (only after providing Parent concurrent notice of its intention to take such actions and after receiving from the third party an executed agreement containing confidentiality provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement): (x) furnish information to the person (including such person’s Representatives) making such Alternative Proposal, and (y) engage in discussions or negotiations with such person (including such person’s Representatives) with respect to the Alternative Proposal. The Company shall provide Parent with a correct and complete copy of any confidentiality agreement entered into pursuant to this paragraph within 24 hours after the execution thereof and shall provide or make available to Parent a correct and complete copy of any information provided or made available to any person pursuant to this paragraph at the same time such information is provided or made available to such other person.

     (c)      The Company will promptly notify Parent (within 24 hours) of the receipt of any Alternative Proposal and shall, in any such notice to Parent, indicate the identity of the person making such proposal and the material terms and conditions of such proposal, shall include with such notice a copy of such proposal, and thereafter shall promptly keep Parent reasonably informed of all material developments affecting the status and terms of such proposal (and the Company shall provide Parent promptly (within 24 hours) with copies of any additional written materials received that relate to such proposal).

     (d)      Except as expressly permitted by this Section 5.3(d), neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the adoption of this Agreement or the recommendation by such Board of Directors or committee that shareholders of the Company approve this Agreement, (B) approve or recommend, or propose publicly to approve or recommend, any Alternative Proposal or (C) in the event of a tender offer or exchange offer for any outstanding shares of Common Stock, fail to recommend against acceptance of such tender offer or exchange offer by the Company’s shareholders within fifteen (15) business days of the commencement thereof (for the avoidance of doubt, the taking of no position or a neutral position by the Board of Directors of the Company in respect of the acceptance of any tender offer or exchange offer by its shareholders shall constitute a failure to recommend against any such offer) (any action described in this clause (i) being referred to as a “Change of Recommendation”) or (ii) approve or recommend, or propose publicly to approve or recommend, or cause or authorize the Company or any of its Subsidiaries to enter into, any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any Alternative Proposal (other than a confidentiality agreement in accordance with Section 5.3(b)) (each a “Company Acquisition Agreement”). Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval and subject to this Section 5.3(d), the Board of Directors of the Company may (1) make a Change of Recommendation if the Board of Directors of the Company determines in good faith, after consultation with its outside counsel, that the failure to do so would be reasonably like to be inconsistent with the directors’ fiduciary duties under applicable Law or (2) in response to a Superior Proposal, cause the Company to terminate this Agreement and concurrently with such termination enter into a Company Acquisition Agreement, subject to satisfaction of its obligations under Section 7.2(a); provided, however, that the Board of Directors of the Company shall not be entitled to exercise its right to terminate this Agreement pursuant to Section 7.1(g) until immediately after the third business day following Parent’s receipt of written notice (a “Superior Proposal Termination Notice”) from the Company advising Parent that the Board of Directors of the Company intends to take such action and specifying the reasons therefor, including a description of the material terms of the Superior Proposal that is the basis for the proposed action of the Board of Directors of the Company (it being understood and agreed that, in the event of an amendment to the financial terms or other material terms of such

Superior Proposal, the Board of Directors of the Company shall not be entitled to exercise such right based on such Superior Proposal, as so amended, until immediately after the third business day following Parent’s receipt of a Superior Proposal Termination Notice with respect to such Superior Proposal as so amended). In connection with any Superior Proposal Termination Notice, the Company agrees that, until immediately after the third business day following Parent’s receipt of such Superior Proposal Termination Notice, the Company and its Representatives shall (if Parent so requests) negotiate in good faith with Parent and its Representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent. In determining whether to make a Change of Recommendation or terminate this Agreement in response to a Superior Proposal, the Board of Directors of the Company shall take into account any amendment to this Agreement entered into, or to which Parent irrevocably covenants to enter into and for which all internal approvals of Parent have been obtained, since receipt of the applicable Superior Proposal Termination Notice, and shall not make a Change of Recommendation or terminate this Agreement unless, prior to the effectiveness of such Change of Recommendation or termination, the Board of Directors of the Company shall have determined in good faith, after considering the results of any such negotiations and any revised proposals made by Parent, that the Superior Proposal giving rise to such notice continues to be a Superior Proposal.

     (e)     Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from issuing a “stop, look and listen” statement pending disclosure of its position, in accordance with the provisions of Section 5.3(d), contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act.

     (f)      As used in this Agreement, “Alternative Proposal” shall mean any bona fide inquiry, proposal or offer made by any person or “group” (as defined in Section 13(d) of the Exchange Act) prior to the receipt of the Company Shareholder Approval (other than a proposal or offer by Parent or any of its Subsidiaries) regarding (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company, (ii) the acquisition by any person or group of fifteen percent (15%) or more of the fair market value of the assets of the Company and its Subsidiaries, taken as a whole, or (iii) the acquisition by any person or group of fifteen percent (15%) or more of the outstanding shares of Company Common Stock.

     (g)     As used in this Agreement “Superior Proposal” shall mean a bona fide, written offer made by a third party to acquire, directly or indirectly, more than 66 2/3% of the equity securities of the Company or of the fair market value of the assets of the Company and its Subsidiaries on a consolidated basis, which the Board of Directors of the Company determines in good faith, after consultation with the Company’s financial and legal advisors, and considering such factors as the Company’s Board of Directors considers to be appropriate (including the timing and likelihood of consummation of such proposal), are more favorable to the Company and its shareholders from a financial point of view than the transactions contemplated by this Agreement.

     Section 5.4      Proxy Statement; Company Meeting.

     (a)     As soon as practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement, which shall, subject to Section 5.3, include the Recommendation. The Company shall use its reasonable best efforts to (i) respond to any comments on the Proxy Statement or requests for additional information from the SEC as soon as practicable after receipt of any such comments or requests, (ii) obtain clearance from the SEC to mail the Proxy Statement as soon as practicable, and (iii) cause the Proxy Statement to be mailed to the shareholders of the Company promptly upon such clearance. The Company shall promptly (A) notify Parent upon the receipt of any such comments or requests and (B) provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to responding to any such comments or requests or the filing or mailing of the Proxy Statement, the Company shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings. If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, that should be set forth in an amendment of or a supplement to the Proxy Statement, the Company shall, in accordance with the procedures set forth in this Section 5.4(a), prepare and file with the SEC such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be distributed to the shareholders of the Company. Parent and Merger Sub shall provide to the Company, in a timely manner, with such information as is required to be included in the Proxy Statement under the Exchange Act and the rules promulgated thereunder and such other information as the Company may reasonably request for inclusion in the Proxy Statement.

     (b)     The Company shall (i) take all action necessary in accordance with the DGCL and its certificate of incorporation and by-laws to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as reasonably practicable following the mailing of the Proxy Statement for the purposes of (A) obtaining the Company Shareholder Approval and (B) in the event such meeting is also the Company’s annual meeting of shareholders, the election of directors and such other purposes as the Company may determine (the “Company Meeting”), and (ii) subject to a Change of Recommendation in accordance with Section 5.3, use all reasonable efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and the transactions contemplated hereby. Without limiting the generality of the foregoing, the Company’s obligations pursuant to the first sentence of this Section 5.4(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Alternative Proposal or (ii) a Change of Recommendation.

     Section 5.5      Stock Options and Other Stock-Based Awards; Employee Matters.

     (a)     Stock Options and Other Stock-Based Awards.

               (i)          Except as otherwise agreed by Parent and a holder of Company Stock Options with respect to such holder’s Company Stock Options, each option to purchase shares of Company Common Stock (each, a “Company Stock Option”) granted under the Company Stock Plans or otherwise, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, become fully vested and be converted into the right to receive at the Effective Time an amount in cash in U.S. dollars equal to the product of (x) the total number of shares of Company Common Stock subject to such Company Stock Option and (y) the excess, if any, of the amount of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Stock Option, with the aggregate amount of such payment rounded to the nearest cent (the aggregate amount of such cash hereinafter referred to as the “Option Consideration”), less such amounts as are required to be withheld or deducted under the Code or any provision of U.S. state or local Tax Law with respect to the making of such payment.

               (ii)         Except as otherwise agreed by Parent and a holder of a Company Stock-Based Award with respect to such holder’s Company Stock-Based Award, at the Effective Time, each right of any kind, contingent or accrued, to receive shares of Company Common Stock or benefits measured in whole or in part by the value of a number of shares of Company Common Stock granted under the Company Stock Plans or Company Benefit Plans or otherwise (including restricted stock units, phantom units, deferred stock units and dividend equivalents), other than Restricted Shares (as hereinafter defined) and Company Stock Options (each, other than Restricted Shares and Company Stock Options, a “Company Stock-Based Award”), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall cease to represent a right or award with respect to shares of Company Common Stock, shall become fully vested and shall entitle the holder thereof to receive, at the Effective Time an amount in cash equal to the Merger Consideration in respect of each Share underlying a particular Company Stock-Based Award (the aggregate amount of such cash, together with the Option Consideration, hereinafter referred to as the “Option and Stock-Based Consideration”) less such amounts as are required to be withheld or deducted under the Code or any provision of U.S. state or local Tax Law with respect to the making of such payment.

               (iii)         Except as otherwise agreed by Parent and a holder of Restricted Shares with respect to such holder’s Restricted Shares, immediately prior to the Effective Time, each award of restricted Company Common Stock (the “Restricted Shares”) shall vest in full and be converted into the right to receive the Merger Consideration as provided in Section 2.1(a), less such amounts as are required to be withheld or deducted under the Code or any provision of U.S. state or local Tax Law with respect to the making of such payment.

               (iv)         The Compensation and Human Resources Committee of the Board of Directors and/or the Board of Directors of the Company (as applicable) shall make such adjustments and amendments, make such determinations and take all necessary corporation actions with respect to Company Stock Options, Company Stock-Based Awards and Restricted Shares to implement the foregoing provisions of this Section 5.5(a) .

     (b)      Employee Matters.

               (i)           For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any current and former employee of the Company and its Subsidiaries (“Company Employees”) after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company

Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan or Company Foreign Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (A) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan or Company Foreign Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (B) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

     (c)      Unless earlier paid by the Company prior to the Closing, no later than March 15, 2008, Parent shall pay, or shall cause the Company or the Surviving Corporation to pay, to each Company Employee employed by Parent or the Company or one of their Subsidiaries as of December 31, 2007, an annual bonus pursuant to the Company’s annual bonus plans in respect of the 2007 performance year based on actual performance levels determined in good faith, consistent with the Company’s past practice and based on applicable metrics under the applicable bonus plans; provided, that the bonus plans for the 2007 performance year shall be calculated without taking into account any expenses or costs associated with or arising as a result of the transactions contemplated by this Agreement or any non-recurring charges that would not reasonably be expected to have been incurred had the transactions contemplated by this Agreement not occurred.

     Section 5.6      Reasonable Best Efforts.

     (a)      Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, clearances, consents and approvals, including the Company Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall any party hereto be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any contract or agreement.

     (b)      Without limiting the foregoing, the Company and Parent shall (i) promptly, but in no event later than ten (10) business days after the date hereof, make their respective filings and thereafter make any other required submissions under the HSR Act, (ii) use reasonable best efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (y) timely making all such filings and timely seeking all such consents, permits, authorizations, clearances or approvals, (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other person may assert under Regulatory Law (as hereinafter defined) with respect to the Merger and the other transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the Merger and the other transactions contemplated hereby so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date), including, without limitation, (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, trust or otherwise, the sale, divestiture or disposition of such assets or businesses of the Company or its Subsidiaries and (y) otherwise taking or committing to take actions that after the Closing Date would limit the freedom of the Surviving Corporation’s or its Subsidiaries’ or affiliates’ freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing or delaying the Closing beyond the End Date, and (iv) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. The Company and Parent shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity. Each of the Company and Parent agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate. Notwithstanding anything in this Section 5.6 to the contrary, in no event will Parent or Merger Sub be obligated to, and the Company and its Subsidiaries will not, propose or agree to accept any undertaking or condition, to enter into any consent decree or hold separate order, to make any divestiture, to accept any operational restriction or limitation, or to take any other action that would (i) involve assets or operations of Parent or any of its affiliates or (ii) reasonably be expected to result in a Company Material Adverse Effect; provided, that for solely the purposes of this Section 5.6(b), a Company Material Adverse Effect shall include, without limitation, the divestiture of businesses, product lines or assets that accounted for 15% or more of the Company’s and its Subsidiaries’ consolidated 2006 EBITDA. Further, notwithstanding anything in this Section 5.6 to the contrary, in no event will the Company or any of its Subsidiaries be required to become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order of a Governmental Entity to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Subsidiaries, unless such requirement, condition, understanding, agreement or order is binding on the Company only in the event that the Closing occurs. Notwithstanding anything to the contrary in this Agreement, in no event will Parent or Merger Sub be obligated to, and the Company and its Subsidiaries will not, propose or agree to accept any undertaking or condition to enter into any consent decree or hold separate order, to make any divestiture, to accept any operational restriction or limitation, or to take any other action that would involve assets or operations of the Company or any of its affiliates in order to satisfy the condition set forth in Section 6.1(d); provided, however, as necessary or expedient to satisfy the conditions set forth in Section 6.1(d), Parent, Merger Sub, the Company and its Subsidiaries shall use commercially reasonable efforts to effect intra-Company restructurings of the respective licensees in states accounting for up to five percent (5%) of the consolidated revenues of Comdata Network, Inc. in 2006, in a manner that does not materially and adversely affect the business or operations of the Company and its Subsidiaries in such states. In addition to the foregoing, the Company and its Subsidiaries shall take all actions reasonably requested by Parent, including intra-Company restructurings of the respective money transmitter, seller of checks or payroll processor licensees in the various states (regardless of the revenue generated therein), in connection with the satisfaction of the condition set forth in Section 6.1(d); provided that the Company may condition any such restructurings or other actions that adversely affect the Company such that they become effective only at the Closing.

     (c)      In furtherance and not in limitation of the covenants of the parties contained in this Section 5.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law, each of the Company and Parent shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.6 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(b) or Section 7.1(c) so long as such party has, prior to such termination, complied with its obligations under this Section 5.6.

     (d)      For purposes of this Agreement, “Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including without limitation any antitrust, competition or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or (ii) protect the national security or the national economy of any nation.

     Section 5.7      Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, each of the Company and Parent and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

     Section 5.8      Public Announcements. The Company and Parent will, to the extent practicable, consult with and provide each other the opportunity to review any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and, to the extent practicable, shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange. Parent and the Company agree to issue a joint press release announcing this Agreement.

     Section 5.9      Indemnification and Insurance.

     (a)      Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificate of incorporation or by-laws or other organization documents or in any agreement in effect on the date of this Agreement shall survive the Merger and shall continue in full force and effect in accordance with their respective terms. For a period of six (6) years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company Subsidiary’s certificate of incorporation and by-laws or similar organization documents in effect on the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action (as hereinafter defined) pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.9 without limit as to time.

     (b)      Each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

     (c)      For a period of six (6) years from the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. At the Parent’s option, the Company shall purchase prior to the Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby. If such “tail” prepaid policy has been obtained by Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder.

     (d)      In the event of any breach by Parent or the Surviving Corporation under this Section 5.9, Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.9.

     (e)      The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificate of incorporation or by-laws or other organization documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification agreement or arrangement, the DGCL or otherwise. The provisions of this Section 5.9 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

     (f)      In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.9.

     Section 5.10    Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

     Section 5.11    Financing.

     (a)      Parent shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Commitments, including using its reasonable best efforts (i) to negotiate definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments, (ii) to satisfy on a timely basis all conditions applicable to Parent in such definitive agreements, (iii) to comply with its obligations under the Financing Commitments and (iv) to enforce its rights under the Financing Commitments (it being understood that receipt of such Financing is not a condition to Parent’s and Merger Sub’s obligations to effect the Merger). Parent shall give the Company prompt notice upon becoming aware of any material breach by any party of the Financing Commitments or any termination of the Financing Commitments. Parent shall keep the Company informed on a timely basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and shall not permit any amendment or modification to be made to, or any waiver of any material provision or remedy under, the Debt Commitment Letter if such amendment, modification, waiver or remedy reduces the aggregate amount of the Financing, adversely amends the conditions to the drawdown of the Financing or is adverse to the interests of the Company in any other material respect. In the event that Parent becomes aware of any event or circumstance that makes procurement of any portion of the Financing unlikely to occur in the manner or from the sources contemplated in the Financing Commitments, Parent shall promptly, and in any event within 24 hours, notify the Company and shall use its reasonable best efforts to arrange any such portion from alternative sources with terms and conditions no less favorable, from the standpoint of the Company, Parent and the Surviving Corporation than the terms and conditions relating to the portion of the Financing being replaced, no later than the last day of the Marketing Period. For the avoidance of doubt, in the event that (x) all or any portion of the Debt Financing has not been consummated, (y) all conditions contained in Article VI (other than those contained in Section 6.2(c) and Section 6.3(c) and other than such other conditions that, by their own terms, cannot be satisfied until the Closing) shall have been satisfied or waived and (z) the bridge facilities contemplated by the Debt Commitment Letter and the proceeds thereof are available, then Parent and Merger Sub shall cause the proceeds of such bridge financing to be used to replace such Debt Financing at the Closing. “Marketing Period” shall mean the first period of thirty (30) consecutive business days throughout which the Required Financial Information set forth in Section 5.11(b) has been delivered and is Compliant and throughout which all conditions to Closing set forth in Section 6.1 and Section 6.3 (other than conditions that, by their own terms, cannot be satisfied until the Closing) shall be and remain satisfied; provided, that (i) the business days between and including August 17, 2007 and September 3, 2007, (ii) the business days between and including November 21, 2007 and November 25, 2007 and (iii) the business days between and including December 19, 2007 and January 1, 2008 shall be not be included in such thirty (30)-consecutive business day period but such business days shall not be deemed to make the business days before and after such periods non-consecutive, provided that at least the final twenty-five (25) business days of such thirty (30)-consecutive business day period is consecutive without giving effect to the exclusions set forth in this proviso.

     (b)      The Company will and will cause its Subsidiaries to and will request their respective representatives to, at Parent’s sole expense, cooperate reasonably with Parent, Merger Sub and their authorized representatives in connection with the arrangement of the Financing, including (i) making appropriate officers and other personnel reasonably available (upon reasonable advance notice) to review, comment upon and discuss matters relating to the Company or its Subsidiaries that Parent proposes to include in any offering memoranda, private placement memoranda, prospectuses and similar documents, and to attend any lender meetings, road shows and similar marketing meetings, (ii) furnishing information (including financial statements and other financial data and pertinent information of the type required by Regulation S-X and Regulation S-K under the Securities Act and customarily or required to be included in offering memoranda, private placement memoranda, prospectuses and similar documents) as reasonably required for use in connection with the Debt Financing (together, the “Required Financial Information”), which Required Financial Information shall be Compliant; provided, that any private placement memoranda or prospectuses in relation to high yield debt securities need not be issued by the Company or any of its Subsidiaries prior to the Effective Time; provided, further, that any such memoranda or prospectuses shall contain disclosure and financial statements with respect to the Company or the Surviving Corporation reflecting the Surviving Corporation and/or its Subsidiaries as the obligor, (iii) cooperation in respect of the preparation of any underwriting or placement agreements, pledge and security documents, other definitive financing documents, (iv) agreeing to enter into such agreements, and to deliver such officer’s certificates (which in the good faith determination of the person executing the same shall be accurate), as are customary in financings of such type, and agreeing to pledge, grant security interests in, and otherwise grant liens on, the Company’s assets pursuant to such agreements, provided that no obligation of the Company under any such agreement, pledge or grant shall be effective until the Effective Time, (v) obtaining customary accountants’ comfort letters, consents, legal opinions, survey and title insurance, (vi) assisting in the preparation of projections and pro forma financial statement for use in connection with the Debt Financing and (vii) otherwise reasonably cooperating in connection with the consummation of the Financing and the syndication and marketing thereof, including seeking any rating agencies’ confirmations or approvals for the Financing; provided, that any information provided to Parent or Merger Sub pursuant to this Section 5.11(b) shall be subject to the Confidentiality Agreement; and provided, further, that the Company shall not be required to become subject to any obligations arising out of such activities prior to the Closing. As used in this Section 5.11(b) “Compliant” means, with respect to any Required Financial Information, that such Required Financial Information (i) does not contain any untrue statement of a material fact or omit to state any material fact regarding the Company and it Subsidiaries necessary in order to make such Required Financial Information not misleading; provided Required Financial Information shall not fail to be Compliant as a result of a new development with respect to the Company and its Subsidiaries occurring after the commencement of the Marketing Period (and not relating to their historical operations) so long as the Company shall promptly update such information to make it otherwise Compliant and provide it to Parent (which the Company is hereby obligated to do) and Parent and its financing sources do not determine in good faith that it is necessary to commence a new Marketing Period and (ii) is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X and a registration statement on Form S-1 (or any applicable successor form) under the Securities Act, in each case assuming such Required Financial Information is intended to be the information to be used in connection with the Debt Financing contemplated by the Debt Commitment Letter.

     Section 5.12    Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement or from any person alleging that the consent of such person is or may be required in connection with the Merger or the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the transactions contemplated hereby, and (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause the failure of any condition to consummation of the Merger; provided, however, that the delivery of any notice pursuant to this Section 5.12 shall not (A) cure any breach of, or non-compliance with, any other provision of this Agreement or (B) limit the remedies available to the party receiving such notice.

     Section 5.13    Securityholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against the Company and/or its directors relating to this Agreement, the Merger or the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior consent, which consent will not be unreasonably withheld or delayed.

     Section 5.14    Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VI

CONDITIONS TO THE MERGER

     Section 6.1      Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties) at or prior to the Effective Time of the following conditions:

     (a)      The Company Shareholder Approval shall have been obtained.

     (b)      No injunction by any court or other tribunal of competent jurisdiction which prohibits the consummation of the Merger shall have been entered and shall continue to be in effect.

     (c)      Any applicable waiting period under the HSR Act shall have expired or been terminated and any approvals and consents required to be obtained under any other antitrust, competition or similar laws of any foreign jurisdiction, other than any such approvals or consents the failure of which to obtain would not have, individually or in the aggregate, a Company Material Adverse Effect, shall have been obtained.

     (d)      All consents, approvals and actions of, filings with and notices to, any state Governmental Authority with respect to the licenses held by Comdata Network, Inc. or its affiliates as a “seller of checks,” “money transmitter,” or “payroll processor” required in connection with consummation of the Merger on the terms contemplated hereby, including the terms of the Financing contemplated hereby, shall have been obtained or made.

     Section 6.2      Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment of the following conditions:

     (a)      The representations and warranties of Parent and Merger Sub set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” qualifiers set forth therein) would not have, individually or in the aggregate, a Parent Material Adverse Effect.

     (b)      Parent shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

     (c)      Parent shall have delivered to the Company a certificate, dated the Effective Time and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.2(a) and 6.2(b) have been satisfied.

     Section 6.3      Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger is further subject to the fulfillment of the following conditions:

     (a)      (i) The representations and warranties of the Company set forth in Section 3.10(a) shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time, (ii) the representations and warranties of the Company set forth in Section 3.2(a), Section 3.2(b) and Section 3.10(b) shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), and (iii) the other representations and warranties of the Company set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” qualifiers set forth therein) would not have, individually or in the aggregate, a Company Material Adverse Effect.

     (b)      The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

     (c)      The Company shall have delivered to Parent a certificate, dated the Effective Time and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a) and 6.3(b) have been satisfied.

     Section 6.4      Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated hereby, as required by and subject to Section 5.6.

ARTICLE VII

TERMINATION

     Section 7.1      Termination or Abandonment. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the shareholders of the Company:

     (a)      by the mutual written consent of the Company and Parent;

     (b)      by either the Company or Parent if (i) the Effective Time shall not have occurred on or before December 31, 2007 (the “End Date”), provided, however, that if, as of such date, all conditions to this Agreement shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing) other than the conditions set forth in Section 6.1(b), Section 6.1(c) and Section 6.1(d), then Parent or the Company may, by written notice to the other parties hereto, extend the End Date to March 31, 2008, and (ii) the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Merger on or before such date; provided, however, that if the Marketing Period shall have commenced on or before the End Date, but not ended on or before the third business day immediately prior to the End Date, the End Date shall be automatically extended by 33 business days after the initial commencement date of such Marketing Period or, if applicable, until the end of any extended term of such Marketing Period resulting from the proviso to the definition of Marketing Period;

     (c)      by either the Company or Parent if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall have used its reasonable best efforts to remove such injunction;

     (d)      by either the Company or Parent if the Company Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Shareholder Approval contemplated by this Agreement shall not have been obtained or by the Parent if the Company Meeting shall not have concluded prior to the close of business on the day prior to the End Date;

     (e)      by the Company, if Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or 6.2 and (ii) cannot be cured by the End Date, provided that the Company shall have given Parent written notice, delivered at least thirty (30) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination;

     (f)      by Parent, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or 6.3 and (ii) cannot be cured by the End Date, provided that Parent shall have given the Company written notice, delivered at least thirty (30) days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(f) and the basis for such termination;

     (g)      by the Company, prior to the Company Shareholder Approval, if the Board of Directors of the Company determines to accept and/or enter into an agreement for a Superior Proposal; provided, however, that the Company shall have complied with the provisions of Section 5.3;

     (h)      by Parent, prior to the Company Shareholder Approval, if the Board of Directors of the Company has failed to make the Recommendation in the Proxy Statement, or has effected a Change of Recommendation; provided, however, that Parent may not terminate this Agreement pursuant to this Section 7.1(h) as a result of a Change of Recommendation (or as a result of a failure to make the Recommendation in the Proxy Statement following a Change of Recommendation) if such Change of Recommendation occurs and is publicly announced within ten (10) days after the election of a Board of Directors giving rise to Parent’s right to terminate this Agreement pursuant to Section 7.1(j)(i);

     (i)      by the Company, if (i) the Merger shall not have been consummated on a timely basis in accordance with Section 1.2, (ii) at the time of such termination all conditions set forth in Section 6.1 and Section 6.3 (other than Section 6.3(c)) are satisfied and (iii) the proximate cause for such failure to consummate the Merger prior to the end of the period referred to in clause (i) above is the failure of Parent and Merger Sub to obtain the Financing;

provided, however, that the Company may not exercise the termination right in this Section 7.1(i) if the Company’s failure to comply in any material respect with its obligations under Section 5.11(b) caused or contributed materially to the failure to obtain the Financing; and

     (j)      By Parent if (i) following the date of this Agreement there is an election of the Board of Directors of the Company (at one or more stockholders meetings) resulting in a majority of the Board of Directors of the Company being comprised of persons who were not nominated by the Board of Directors of the Company in office immediately prior to such election, or (ii) any Rights (as defined in the Rights Agreement) shall have been exercised to purchase Series A Junior Participating Preferred Stock of the Company or Company Common Stock.

     In the event of termination of this Agreement pursuant to this Section 7.1, this Agreement shall terminate (except for the Confidentiality Agreement referred to in Section 5.2 and the provisions of Section 7.2 and Article VIII, which shall survive such termination), and there shall be no other liability on the part of the Company or Parent except (i) as provided for in the Confidentiality Agreement, with respect to which the aggrieved party shall be entitled to all rights and remedies available at law or in equity, and (ii) as provided in Section 7.2.

     Section 7.2      Termination Fees.

     (a)      Notwithstanding any provision in this Agreement to the contrary, if

               (i)          (A) after the date of this Agreement and prior to the termination of this Agreement, any bona fide Alternative Proposal (substituting 50% for the 15% threshold set forth in the definition of “Alternative Proposal” with respect to acquisitions of Common Stock and substituting 30% for the 15% threshold set forth in the definition of “Alternative Proposal” with respect to acquisitions of assets) (a “Qualifying Transaction”) is made or delivered to the Company or publicly proposed or publicly disclosed prior to the Company Meeting, (B) this Agreement is terminated by Parent pursuant to Section 7.1(f) and (C) concurrently with or within twelve (12) months after such termination, the Company shall have entered into a definitive agreement providing for a Qualifying Transaction (which, for the avoidance of doubt, shall include any transaction meeting the definition of Qualifying Transaction and need not be a Qualifying Transaction received or disclosed prior to the termination of this Agreement), or

               (ii)          this Agreement is terminated by Parent or the Company pursuant to Section 7.1(d) or by Parent pursuant to Section 7.1(j) and concurrently with or within twelve (12) months after such termination, either a Qualifying Transaction shall have been consummated or the Company shall have entered into a definitive agreement providing for a Qualifying Transaction, or

               (iii)         in the event a tender offer or exchange offer that is a Qualifying Transaction is consummated prior to the termination of this Agreement and this Agreement is terminated for any reason other than pursuant to Section 7.1(e) or Section 7.1(i), or

               (iv)         this Agreement is terminated by the Company pursuant to Section 7.1(g) or by Parent pursuant to Section 7.1(h),

     then in any such event the Company shall pay to Parent a fee of $165 million in cash (the “Company Termination Fee”), such payment to be made, in the case of a termination referenced in clauses (i) or (ii) above, upon consummation of the Qualifying Transaction, or in the case of clauses (iii) or (iv) above, concurrently with any such termination by the Company or within two (2) business days after any such termination by Parent; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

     (b)      Notwithstanding any provision in this Agreement to the contrary, (i) in the event the Company shall have willfully breached or willfully failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, and (ii) as a result of such breach or failure to perform, either immediately or with the passage of time, the Company or Parent terminates this Agreement in accordance with Section 7.1, other than pursuant to Section 7.1(e), 7.1(g), 7.1(h) or 7.1(i), then the Company shall pay to Parent a fee of $165 million in cash (the “Parent Liquidated Damages”); provided, that in no event shall the Company pay both the Company Termination Fee and the Parent Liquidated Damages; provided, further, that in the event the Company would be required to pay, but for the foregoing proviso, both the Company Termination Fee and the Parent Liquidated Damages, only the Parent Liquidated Damages shall be payable. In no event shall the Company be required to pay either the Company Termination Fee or the Parent Liquidated Damages on more than one occasion. The Parent Liquidated Damages shall be paid to Parent promptly following termination of this Agreement by the Company or Parent, as the case may be, as provided in this paragraph (and in any event not later than two business days after delivery to the Company of notice of demand for payment). Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall prevent Parent from claiming or receiving actual damages from the Company in excess of the Parent Liquidated Damages in the event of a willful and material breach of Section 5.3 hereof.

     (c)      Notwithstanding any provision in this Agreement to the contrary, in the event (i) the Company shall terminate this Agreement pursuant to Section 7.1(i), or (ii)(A) Parent or Merger Sub shall have willfully breached or willfully failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, and (B) as a result of such breach or failure to perform, either immediately or with the passage of time, the Company or Parent shall terminate this Agreement in accordance with Section 7.1, other than pursuant to Section 7.1(f), 7.1(g) or 7.1(h), then Parent shall pay to the Company a fee of $165 million in cash (the “Company Liquidated Damages”). In no event shall Parent be required to pay the Company Liquidated Damages on more than one occasion. The Company Liquidated Damages shall be paid to the Company promptly following termination of this Agreement by the Company or Parent, as the case may be, as provided in this paragraph (and in any event not later than two business days after delivery to Parent of notice of demand for payment).

     (d)      Notwithstanding any provision in this Agreement to the contrary, in the event Parent shall terminate this Agreement pursuant to Section 7.1(d), Section 7.1(f), or Section 7.1(j), then the Company shall pay to Parent as reimbursement of Parent’s and its affiliates’ costs, expenses and utilization of resources in connection with the transactions contemplated hereby, an amount equal to $15 million in cash plus the amount of out of pocket fees and expenses, if any, incurred by Parent and its affiliates in connection with litigation arising out of this Agreement and the transactions contemplated hereby up to an additional $5 million (collectively, the “Parent Reimbursement”). In the event the Company shall be required to pay the Parent Reimbursement and either the Company Termination Fee or the Parent Liquidated Damages, then the amount of Company Termination Fee or Parent Liquidated Damages shall be reduced by the amount of Parent Reimbursement paid to Parent hereunder. The Parent Reimbursement shall be paid to Parent promptly following termination of this Agreement by Parent pursuant to Section 7.1(d) (and in any event not later than two business days after delivery to the Company of notice of demand for payment).

     (e)      Each of the parties hereto acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement and that none of the fees contemplated under this Section 7.2 is a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, (i) the Company’s right to receive payment of the Company Liquidated Damages pursuant to this Section 7.2, or the guarantee thereof pursuant to the Guarantees described in the recitals hereto, shall be the exclusive remedy of the Company against Parent, Merger Sub and the Guarantors described in the recitals hereto for (A) the loss suffered as a result of the failure of the Merger to be consummated and (B) any other losses, damages, obligations or liabilities suffered as a result of or under this Agreement and the transactions contemplated hereby, and upon payment of the Company Liquidated Damages in accordance with this Section 7.2, none of Parent, Merger Sub or the Guarantors described in the recitals hereto, or any of their respective shareholders, partners, members, directors, officers or agents, as the case may be, shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except as provided for in the Confidentiality Agreement referred to in Section 5.2); and (ii) subject to the final sentence of Section 7.2(b), Parent’s right to receive payment of the Company Termination Fee or the Parent Liquidated Damages, as applicable, pursuant to this Section 7.2 shall be the exclusive remedy of the Parent, Merger Sub and the Guarantors described in the recitals hereto for (A) the loss suffered as a result of the failure of the Merger to be consummated and (B) any other losses, damages, obligations or liabilities suffered as a result of or under this Agreement and the transactions contemplated hereby, and upon payment of the Company Termination Fee or the Parent Liquidated Damages, as applicable, in accordance with this Section 7.2, none of the Company or any of its respective shareholders, directors, officers or agents, as the case may be, shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except as provided for in the Confidentiality Agreement referred to in Section 5.2) .

ARTICLE VIII

MISCELLANEOUS

     Section 8.1      No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger.

     Section 8.2      Expenses. Except as set forth in Sections 5.11(b) and 7.2, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.

     Section 8.3      Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile or otherwise) to the other parties.

     Section 8.4      Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

     Section 8.5      Jurisdiction; Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.5, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject mater hereof, may not be enforced in or by such courts.

     Section 8.6      WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     Section 8.7      Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

     To Parent or Merger Sub:

Foundation Holdings, Inc. Foundation Merger Sub, Inc.

c/o Fidelity National Financial, Inc. 4050 Calle Real, Suite 210 Santa Barbara, CA 93110 Attention: Michael L. Gravelle, Executive Vice President, Legal Facsimile: (805) 696-7831

and

c/o Thomas H. Lee Partners, L.P. 100 Federal Street, 35th Floor Boston, MA 02110 Attention: Scott Jaeckel Facsimile: (617) 227-3514

     with a copy to:

Weil, Gotshal & Manges LLP 100 Federal Street, 34th Floor Boston, MA 02110 Attention: James Westra, Esq. Steven Peck, Esq. Facsimile: (617) 772-8333

     To the Company:

Ceridian Corporation 3311 East Old Shakopee Road Minneapolis, MN 55425 Attention: Gary M. Nelson, General Counsel Facsimile: (952) 853-7272

     with a copy to:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Attention: Steven Rosenblum, Esq. Facsimile: (212) 403-1000

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

     Section 8.8      Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

     Section 8.9      Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

     Section 8.10    Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except for the provisions of Section 2.1(a), 5.5 and 5.9, is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder.

     Section 8.11    Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of Company Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the New York Stock Exchange require further approval of the shareholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of the Company. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

     Section 8.12    Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     Section 8.13    Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

     Section 8.14    Definitions.

     (a)      References in this Agreement to “Subsidiaries” of any party shall mean any corporation, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by such party, or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership). References in this Agreement (except as specifically otherwise defined) to “affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including, without limitation, a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent, the actual knowledge of the individuals listed on Section 8.14(a) of the Parent Disclosure Schedule and (ii) with respect to the Company, the actual knowledge of the individuals listed on Section 8.14(a) of the Company Disclosure Schedule. As used in this Agreement, “business day” shall mean any day other than a Saturday, Sunday or a day on which the banks in New York or Minnesota are authorized by law or executive order to be closed. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder. Any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

     (b)      Each of the following terms is defined on the pages set forth opposite such term:

Section

Action	5.9(b)
affiliates	8.14(a)(ii)
Agreement	Preamble
Alternative Proposal	5.3(f)
Bankruptcy and Equity Exception	3.3(a)
Book-Entry Shares	2.2(a)
business day	8.14(a)
Cancelled Shares	2.1(b)
Certificate of Merger	1.3
Certificates	2.2(a)
Change of Recommendation	5.3(d)
Closing	1.2
Closing Date	1.2

Section

Code	2.2(b)(iii)
Company	Preamble
Company Acquisition Agreement	5.3(d)
Company Approvals	3.3(b)(vi)
Company Benefit Plans	3.9(a)
Company Common Stock	2.1(a)
Company Disclosure Schedule	ARTICLE III
Company Employees	5.5(b)
Company Foreign Plan	3.9(a)
Company Information	4.10(b)
Company Liquidated Damages	7.2(c)(ii)(B)
Company Material Adverse Effect	3.1
Company Material Contracts	3.19(a)
Company Meeting	5.4(b)
Company Permits	3.7(b)
Company Preferred Stock	3.2(a)
Company SEC Documents	3.4(a)
Company Shareholder Approval	3.18
Company Stock Option	5.5(a)(i)
Company Stock Plans	3.2(a)(iii)
Company Stock-Based Award	5.5(a)(ii)
Company Termination Fee	7.2(a)
Confidentiality Agreement	5.2(b)
control	8.14(a)
Debt Commitment Letter	4.5(b)
Debt Financing	4.5(b)
DGCL	1.1
Dissenting Shares	2.1(d)
Effective Time	1.3
End Date	7.1(b)(i)
Environmental Claims	3.8(a)
Environmental Law	3.8(b)
Equity Commitment Letters	4.5(a)
ERISA	3.9(a)
ERISA Affiliate	3.9(c)
Exchange Act	3.3(b)(iii)
Exchange Fund	2.2(a)
Financing	4.5(b)
Financing Commitments	4.5(b)
GAAP	3.4(b)
Governmental Entity	3.3(b)
Hazardous Substance	3.8(c)
HSR Act	3.3(b)(ii)
Indemnified Party	5.9(b)

Section

Intellectual Property	3.16
knowledge	8.14(a)
Law	3.7(a)
Laws	3.7(a)
Lien	3.3(c)(iii)
Marketing Period	5.11(a)
Merger	Recitals
Merger Consideration	2.1(a)(ii)
Merger Sub	Preamble
New Company SEC Documents	3.4(a)
New Plans	5.5(b)
Old Plans	5.5(b)(A)
Option and Stock-Based Consideration	5.5(a)(ii)
Option Consideration	5.5(a)(i)(y)
Parent	Preamble
Parent Approvals	4.2(b)
Parent Disclosure Schedule	ARTICLE IV
Parent Liquidated Damages	7.2(b)(ii)
Parent Material Adverse Effect	4.1
Parent Reimbursement	7.2(d)
Paying Agent	2.2(a)
Permitted Lien	3.3(c)(iii)(D)
person	8.14(a)
Policies	3.20
Proxy Statement	3.12
Qualifying Transaction	7.2(a)
Recommendation	3.3(a)(iii)
Regulatory Law	5.6(d)
Representatives	5.2(a)
Required Financial Information	5.11(b)
Restricted Shares	5.5(a)(iii)
Rights Agreement	3.13
Sarbanes-Oxley Act	3.5
SEC	3.4(a)
Share	2.1(a)
Subsidiaries	8.14(a)
Superior Proposal	5.3(g)
Superior Proposal Termination Notice	5.3(d)
Surviving Corporation	1.1
Tax Return	3.14(c)(ii)
Taxes	3.14(c)(i)
Termination Date	5.1(a)

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

FOUNDATION HOLDINGS, INC.

By: /s/ Brent Bickett
Name: Brent Bickett
Title: Co-President

By: /s/ Scott Jaeckel
Name: Scott Jaeckel
Title: Co-President

FOUNDATION MERGER SUB, INC.

By: /s/ Brent Bickett
Name: Brent Bickett
Title: Co-President

By: /s/ Scott Jaeckel
Name: Scott Jaeckel
Title: Co-President

CERIDIAN CORPORATION

By: /s/ Kathryn V. Marinello
Name: Kathryn V. Marinello
Title: President & CEO